August 3, 2007

RECEIVED

2007 AUG -8 A 6: 34

'ICE OF INTERNAT...
CORPORATE FI... ...

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

SUPPL

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company")
(**File No. 82-4527**), the information described below is enclosed for your attention.

◆   **Stock Exchange of Thailand Filing, SSA-CP 048/2007**

   Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007.

   Date: August 3, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule
12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information
shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt
copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook
Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226
or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED

Faithfully yours,



AUG 1 3 2007

THOMSON
FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure



THAICOM



Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

RECEIVED

2007 AUG -8 A 6: 34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SSA-CP 048/2007

August 3, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in July 2007.

To: The President
        The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:204490	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in July 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	2,017,300	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	4,125,239	6,026,200	7,732,100	10,058,800



END